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SEC 1344
(2-2002)  Persons who potentially are to respond to the collection of
Previous information contained in this form are not required to respond unless versions the form displays a currently valid OMB control number.
obsolete
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            UNITED STATES                       -------------------------
  SECURITIES AND EXCHANGE COMMISSION                   OMB APPROVAL
        Washington, D.C. 20549                  -------------------------
                                                OMB Number:     3235-0058
             FORM 12b-25                        Expires: January 31, 2005
                                                Estimated average burden
                                                hours per response...2.50

    NOTIFICATION OF LATE FILING                 COMMISSION FILE NUMBER: 0-18492

           (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q [ ] Form N-SAR For Period Ended: December 31, 2002
                 ---------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------

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 READ INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         TEAMSTAFF, INC.
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Full Name of Registrant


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Former Name if Applicable

         300 ATRIUM DRIVE
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Address of Principal Executive Office (STREET AND NUMBER)

         SOMERSET, NEW JERSEY 08873
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

RIDER ATTACHED

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Gerard Romano                     (732)                732-1700
 ----------------------------------     -----------        ------------------
            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               TEAMSTAFF, INC.
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: February 18, 2003            By: /s/ Gerard Romano
     ---------------------------       ----------------------------------------
                                       Name:  Gerard Romano
                                       Title: Controller



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

PART III        NARRATIVE

PART IV.  OTHER INFORMATION                             TeamStaff, Inc.

The Form 10Q of TeamStaff, Inc. for the quarter ended December 31, 2002 cannot be filed without unreasonable expense and effort due to its inability to complete the necessary financial information and analysis so as to allow for a complete review of its financial statements with the Audit Committee of the Board and its independent accountants. As previously reported in its Form 10k filed with the Sec on February 10, 2003 for the year ended September 30, 2002, and in several Reports on Form 8K, TeamStaff has recently changed its independent accountants and has restated a certain portion of its financial statements for the September 30, 2001 fiscal year, and these events have impeded management's ability to review its financial condition and prepare the Form 10Q in a timely manner.

Management estimates that net income for the fiscal quarter ended December 31, 2002 will not exceed approximately $100,000 as compared to $626,000 for the corresponding quarter of fiscal year 2002. On a per share earnings basis, management further estimates that the results of the quarter ended December 31, 2002 will not exceed $0.01 per share, as compare to $0.04 for the same quarter of fiscal year 2002. These figures represent estimates by management, as management has not yet finalized its analysis of its financial results. The decrease in income and earnings is primarily reflective of changes in the business of TeamStaff's medical staffing business. These changes are the result of increased competition in the industry which has effected the gross margins in pricing of services, and a corresponding increase in selling, general and administrative expenses to increase staff, accounting and technology systems. Additionally, the results for the quarter will reflect an increase in the PEO division income.